Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Hennessy Capital Investment Corp. VII

Subject Company: Hennessy Capital Investment Corp. VII

SEC File No.: 001-42479

On June 10, 2026, Richard Taylor, Co-Founder, Chief Executive Officer and Chairman of the board of ONE Nuclear LLC, Coen Weddepohl, Chief Financial Officer of ONE Nuclear Energy LLC, and Kevin Dowd, Chief Operating Officer of ONE Nuclear Energy LLC, participated in a recorded webinar hosted by UBS Securities LLC. A transcript of the webinar is set forth below.

Jon Windham: Welcome, everyone, to the third call in the UBS Energy Transition Call Series. I’m your host, Jon Windham, Head of Clean Energy Equity Research at UBS, joined by my colleague David, who will participate in the Q&A section. Today we’re speaking with ONE Nuclear Energy, a baseload power platform that develops and operates large-scale power infrastructure combining natural gas generation with advanced nuclear small modular reactors. On the call from the ONE Nuclear team we have co-founder and Chairman Richard Taylor, CFO and co-founder Coen Weddepohl, and co-founder and COO Kevin Dowd. A couple of notes for the audience. This is part of a series of roughly 40 calls we’re hosting in May and June with energy company leaders. It’s been a remarkably active time in energy — particularly electricity in the US — with more change in electricity demand in the past two years than in the previous 25. We thought it would be valuable to get leading companies on the line to discuss what they’re seeing and doing, to help investors understand where the next opportunities are.

On disclosures: as a UBS research analyst I’m required to provide certain disclosures regarding my relationship and that of UBS with any company discussed today. These are available at ubs.com/disclosures, or feel free to reach out and I can email them after the call. If you’d like to ask a question live, please use the raise-your-hand function. For anonymous questions, email me and I’ll work them into the conversation. Richard, welcome.

Richard Taylor: Thanks, Jon, and good morning and afternoon to everyone on the call. The UBS series has an intriguing objective — highlighting investment opportunities in the complex, nonlinear transition from fossil fuels to renewable energy. We’ll take on that challenge today. I’ll start by talking about how ONE Nuclear is navigating the energy transition in some distinctive ways, and then we can open up for questions.

Jon Windham: Perfect. Please assume some investors on the call haven’t done any homework, so a level-set introduction would be very helpful.

Richard Taylor: Of course. ONE Nuclear Energy provides baseload energy for the US economy. We’re an independent power producer — a developer, owner, and operator of power generation assets. Our team has decades of experience in energy, finance, and delivery of major projects. We founded the company to solve one of the biggest challenges facing the US: the enormous demand for energy during the transition to sustainable power, and in particular the shortage of reliable baseload electricity. Our near-term focus is on delivering fast-track natural gas power behind the meter — to generate early revenues and de-risk the business. We have access to reciprocating engines as the best near-term solution, and we use our gas power as a bridge to delivering advanced nuclear generation over time. We believe nuclear is the long-term solution for clean, sustainable baseload energy. We are technology-agnostic, we have a multi-site strategy, and we’re now excited to be going public via our merger with Hennessy VII and a parallel PIPE process, which will fund our large gigawatt-scale projects and provide long-term capital markets access.

The demand for energy is the starting point of our strategy. The problem we’re solving is the shortage of baseload energy for the US economy — driven by decades of underinvestment, the retirement of aging coal and gas plants, and the rapid growth of data centers and broader electrification. Two key demand factors drive our strategy: rapid AI and data center growth, with reliable baseload demand from data centers projected to double or triple by 2028; and the grid interconnection backlog, where data centers that would normally connect to the grid now face an average wait of more than four years, creating a strong commercial opportunity for behind-the-meter solutions.

Our business model has five key differentiators. First, a long-term develop, own, and operate model — we don’t build and flip, and this long-term mindset lets us align closely with customers and technology, building strong partnerships with communities and business partners. Second, fast-track gas power as the bridge to nuclear — we deploy high-efficiency natural gas generation first, targeting behind-the-meter operation by 2028, while funding and de-risking the longer-term path to SMRs in the 2030s. Third, technology agnosticism across gas and nuclear — on the nuclear side we work with Rolls-Royce SMR and Westinghouse (Generation III+) as well as X Energy and TerraPower (Generation IV), and on the gas side we have fast access to Rolls-Royce Solutions America reciprocating engines. Fourth, a robust multi-site development pipeline — we have a portfolio of over 75 sites, with focus on our top three in active development, targeting one gigawatt online by end of 2029 and up to 15 gigawatts of combined gas and nuclear capacity by 2033. Fifth, strong strategic relationships and execution capability — partners include Cushman & Wakefield for site access; Rolls-Royce Solutions America for gas engines; Gleeds and other EPCs for engineering and construction; FutureWorx for program management; BP Energy for power commercialization and off-take; and Quadrant Nuclear Industries for nuclear operational training.

Our core team includes Coen Weddepohl as CFO and Chief Investment Officer, Kevin Dowd as COO and co-founder, Rob Carilli as Chief Strategy Officer, and myself. I studied engineering at Cambridge, hold an MBA from Warwick, and am a Fellow of the Institution of Civil Engineers. I spent 25 years at BP across international exploration and production, led the gas marketing and power development team in Latin America, and served as CEO of BP Brazil, where we acquired a sugarcane-to-ethanol biofuels business with associated power plants. For the past 18 years I’ve co-founded and developed energy businesses in Africa, India, Brazil, and now ONE Nuclear in the US. Coen has deep experience in energy infrastructure, quantitative hedge funds, and private equity, including as Managing Director at Green Rock Capital. He focuses on capital formation, new business, and risk management — we first worked together 17 years ago in Brazil. Kevin is a lawyer with 25 years of experience in financial and operational restructuring, with sector expertise in energy, manufacturing, and defense. Our advisory board brings political, regulatory, nuclear, and insurance depth: Joe Gruters (RNC Chairman), Florida State Senator Chris LaCivita, Professor Robert Hayes of NC State and Savannah River Lab for nuclear technical oversight, Margo Black (ex-Swiss Re CEO), and Slater Bayliss. On our main board as independent directors we have Kyle Crowley (30 years at Exelon and Constellation) and Darryl Willis (Corporate VP for Energy & Resources at Microsoft, formerly Google and BP).

Our gas strategy centers on reciprocating engines — specifically Rolls-Royce engines from the production line in Augsburg. Compared to large gas turbines, reciprocating engines offer significant advantages: they can be delivered in roughly 12 months versus five years; they can be generating electrons within two years versus eight to ten for turbines; they carry approximately one-third the overnight capital cost; and they provide fast-start and load-following capability that data center operations require. Fast-track gas also provides early revenues that de-risk the site, the business, and the path to nuclear. I’ll hand over to Coen to discuss the illustrative unit economics.

Coen Weddepohl: Thanks, Richard. I want to touch on a critical aspect of our strategy: the deliberate choice to use smaller reciprocating gas engines as the core of our power campus, onto which we then layer larger turbines over time. In the case of Rolls-Royce engines, each unit is 2.5 megawatts, so a one-gigawatt campus would have 400 units rather than three or four large gas turbines — which is the conventional utility model. The conventional model works fine for front-of-meter builds, but grid connection timelines are so long that the utility model no longer works in our world. That forces us into behind-the-meter, where we specialize. To meet the fickle load of AI compute with three- or four-nines reliability, you need gas engines. In addition to cost — overnight capex roughly one-third that of large turbines — engines are far better on load following, which is critical for AI workloads. AI load can drop 80% in microseconds. Large turbines take 10 minutes to ramp down 50%; gas engines can do it in 30 to 35 seconds. Modularity also matters: we can phase equipment orders over 12 months rather than placing a single large order, giving us granular control to align with the data center developer’s buildout schedule. We also require only about 8% redundancy versus 50–65% for large turbines — a massive capex difference. On unit economics: gas engines cost us under $1,000 per kW versus approximately $3,000 per kW for large turbines. We receive a reliability premium on top of the power cost because we’re delivering behind-the-meter certainty rather than grid power — without the queue risk or grid upgrade costs a traditional interconnecting project would bear. Gas commodity costs are passed through to the data center tenant, so we have no commodity exposure. Revenue is locked in via 15-year inflation-linked PPAs with single-A+ rated counterparties. We also have no tariff exposure, as that is wrapped into pricing. The result is EBITDA margins close to 50% — stable, long-term infrastructure cash flows rather than a technology bet.

Richard Taylor: Our first three development sites are in active development, with investment decisions targeted in 2026 and 2027. East Texas: 1,600 acres, targeting behind-the-meter gas power by 2028, one gigawatt by end of 2029, and two gigawatts of nuclear SMRs by 2034, with capacity for up to six gigawatts total, fiber and data access, natural gas supply, and transmission lines in prime ERCOT territory. New Mexico: 6,000 acres, where ONE Nuclear is the exclusive energy developer for the initial one gigawatt with phased expansion to 10 gigawatts planned, PPAs and final investment decisions expected in 2027, and large-scale access to gas and transmission infrastructure with a planned dedicated data center campus and industrial development. Washington: 7,200 acres with up to six gigawatts of SMR capacity for data centers and industrial loads. We expect the development pipeline to reach up to 15 gigawatts of cumulative capacity by 2033, with six gigawatts of gas and nine gigawatts of nuclear underway at that point.

Jon Windham: Thank you — you’re right in the middle of the most interesting thing happening in electricity in my lifetime. A few follow-up questions. First, on business model clarity: you’ve described a develop, own, and operate approach. Are you open to recycling capital by monetizing some assets over time, or do you intend to carry everything on your balance sheet?

Richard Taylor: Our focus is long-term ownership and growing the asset base. Recycling is always a possibility — it depends on whether someone values what we’ve built more than we do. But our mission is to develop, own, and operate for the long term.

Jon Windham: A key differentiator seems to be your access to reciprocating engine supply. Can you talk about where that relationship comes from and why you believe it’s a real competitive advantage?

Richard Taylor: We started our relationship with Rolls-Royce about four years ago — around the same time they launched Rolls-Royce SMR. As we brought gas into the business, we negotiated a strategic collaboration agreement with Rolls-Royce Solutions America, giving us access to their Augsburg production line. It’s taken years to develop the trust and relationships with the technology supplier — they want to know equipment is going to real projects, not into a warehouse. That two-way relationship gives us line of sight to the right quantities, timing, and pricing for our projects.

Jon Windham: Is that supply access for the first three sites up to one gigawatt, or across all your projects?

Richard Taylor: For all our projects — we break every project into phases. We can start generating income at 200 MW, 400 MW, 600 MW, without waiting for the full plant to be built. Equipment orders are similarly phased to match the timeline.

Jon Windham: What’s the expected economic life of the reciprocating engines, and how does that fit into the bridge concept?

Richard Taylor: Coen, do you want to take the engine lifecycle and how the PPA fits in?

Coen Weddepohl: Great question — it goes to the heart of the opportunity. We’re assuming a 20-year project life. The economic life of the reciprocating engines is approximately 10 years, or roughly 86,000 hours, at which point you have a natural option to repower — reinvesting a portion of capex to get essentially new engines for another 86,000 hours. That’s Option 1 at year 10. Option 2 comes around year five: we pursue dual bidirectional grid connection applications in parallel with our behind-the-meter buildout. Once that grid connection is approved — let’s say five years out — we have the option to reconfigure the campus. The engines are relatively mobile; you can redeploy them, sell them into a secondary market, or move them to another project. At that point we can also assess whether newer technologies — fuel cells or other options available at that time — make more economic sense. So we have an option at year five and another at year ten, and we try to structure our PPAs to preserve and reflect that optionality.

Jon Windham: What role does storage play in your toolkit — both for demand load response and for buffering the second-to-second fluctuations in data center electricity demand?

Coen Weddepohl: Storage is critical — it’s integrated into our behind-the-meter solution. We’re looking at one- to two-hour batteries, which serve multiple roles: harmonics management, spinning reserve equivalent, black-start capability, and most importantly buffering the engines from the extremely frequent ramping that AI load imposes. AI compute can drop 80% in microseconds; without a buffer, even gas engines — which ramp in 30 to 35 seconds — would face enormous wear and tear that would define the economic life of the project. Batteries sit between the load and the generation stack to handle that. Once we’re grid connected, batteries can also shift to offering grid-firming services.

Jon Windham: How should investors think about sizing storage relative to reciprocating engine capacity — is it roughly one-for-one?

Coen Weddepohl: It varies by project and really depends on the tenant. A tenant requiring five-nines reliability needs a very different battery configuration than one comfortable with three-nines. As a high-level rule of thumb for three-nines reliability, we size batteries at roughly 30% of generation capacity — but that does not apply uniformly to every project.

David Choe: Thanks for being here. On the nuclear side — you have access to several different SMR technologies. What are the key pros and cons across them? Are there specific use cases where, say, an HTGR or BWR would be a better fit than a PWR?

Richard Taylor: That’s the trillion-dollar question. Every reactor type has unique characteristics: different output sizes (80 MW to 470 MW), different regulatory maturity, different track records, different fuel requirements and supply chains, and different site condition needs — particularly around water access for pressurized water reactors. On Generation III+: Rolls-Royce SMR is a pressurized water reactor with high output, European regulatory progress, and a robust low-enriched uranium fuel supply chain — though its larger capacity won’t suit every site. GE-Hitachi’s BWR offers operational simplicity and a proven fuel supply chain, with the tradeoff of managing water purity on site. Westinghouse’s AP300 inherits the strong safety profile of larger AP1000 plants with all components integrated inside the vessel, requiring more sophisticated engineering but providing exceptional safety characteristics. Overall, Generation III+ designs are more commercially mature today. On Generation IV: X Energy’s high-temperature gas-cooled reactor is compact — good for some sites but requires many modules to reach gigawatt scale. TerraPower’s liquid metal reactor is highly advanced. The Generation IV designs that use helium as a coolant can run longer between refueling, but the HALEU fuel supply chain still needs to mature before reaching commercial-scale operation. Our gas-to-nuclear bridge accommodates these longer development timelines — by having natural gas assets generating revenue on the same site, we can wait for the right nuclear technology to be commercially ready for each project.

Jon Windham: When you talk about a bridge — is it a bridge to the grid, or a bridge to nuclear? On your first three projects, do you plan to eventually interconnect to the grid, or are these intended to be permanent behind-the-meter operations?

Richard Taylor: We expect all projects to eventually connect to the grid, though not immediately. We’re planning for a four-to-five year delay to initial grid connection in most locations, and the initial connection won’t be at full capacity. So broadly: behind the meter for the first four or five years, then a partial grid connection that may take another three to four years to become full, and fully grid-connected within roughly eight to ten years. During that period, we expect the grid and transmission system to become more robust as well — so we think of these as different phases of business operation.

Jon Windham: As usual, we’ve run out of time before we’ve run out of questions. Thank you to the entire ONE Nuclear team. Before I give you the final word, Richard, a quick update for the audience: at 1pm today we’ll host a fireside chat with the CEO of EVgo. Tomorrow we have Canadian Solar and STEM at 10am and 11am. Access details are at the same link used for today’s call. Richard, where are you in the closing timeline for the transaction, and any final thoughts?

Richard Taylor: Thank you, Jon and David, and thank you to everyone on the call. Our listing process began last year. We have been through all of the SEC review processes and are coming to our final SEC response. We expect to be listed within the next two months, and the parallel PIPE process is ongoing — anyone interested in that can reach out offline. In summary: we are a developer, owner, and operator with a long-term focus, multiple projects, multi-technology approach, and a gas-to-nuclear bridge strategy. We have great execution capabilities and strong strategic relationships. We’re excited about going public — this is a capital-intensive business and we need the access to all streams of capital that being a public company provides. We’re looking forward to what’s ahead.

Jon Windham: Wish you all the best, and we look forward to following the story. Thank you all.

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Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to statements regarding ONE Nuclear Energy LLC’s (“ONE Nuclear”) and Hennessy Capital Investment Corp. VII’s (“HVII”) expectations, beliefs, intentions, strategies, and projections. All statements other than statements of historical facts contained in this communication are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, ONE Nuclear’s management team’s expectations concerning the outlook for its business, productivity, plans, growth and capital investments, operational and cost performance, revenue generation, development timelines, potential generation capacities of specific sites, regulatory outlook, future market conditions, success of strategic relationships, developments in the capital and credit markets, expected future financial performance, as well as demand for nuclear energy and the economic outlook for the nuclear energy industry.

Forward-looking statements speak only as of the date of this communication and are based on ONE Nuclear’s and HVII’s current beliefs and assumptions. ONE Nuclear and HVII undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Actual results may differ materially due to various risks and uncertainties, including but not limited to: (1) the risk that the proposed business combination (the “Business Combination”) may not be completed in a timely manner or at all, which may adversely affect the price of HVII’s securities; (2) the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption of the definitive agreements related to the Business Combination (the “Business Combination Agreement”) by the shareholders of HVII and the receipt of certain regulatory approvals; (3) market risks; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (5) changes in transaction structure of the Business Combination due to regulatory or legal requirements; (6) the ability to meet listing standards; (7) the effect of the announcement or pendency of the Business Combination on ONE Nuclear’s business relationships, performance, and business generally; (8) failure to realize anticipated benefits from the Business Combination; (9) the outcome of any legal proceedings that may be instituted against ONE Nuclear or HVII related to the Business Combination or the Business Combination Agreement; (10) ONE Nuclear’s ability to execute on its business plan and to develop and maintain key strategic relationships and enter into definitive agreements in connection therewith; (11) competition in ONE Nuclear’s industry; (12) transaction-related costs; (13) the risk that changes in laws or regulations adversely affect ONE Nuclear’s business plans and operations; (14) adverse economic or competitive conditions; (15) the level of redemptions by HVII shareholders in connection with the Business Combination; (16) the risk that ONE Nuclear may not be able to successfully develop its exclusive sites or other sites and the commercial viability of any such site; (17) the risk that ONE Nuclear will be unable to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (18) other risks and uncertainties described in HVII’s Annual Report on Form 10-K for the year ended December, 31, 2025, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 6, 2026, and other filings with the SEC, including the registration statement on Form S-4 (the “Registration Statement”), the preliminary proxy statement/prospectus and other relevant materials filed by HVII in connection with the Business Combination from time to time. The foregoing list is not exhaustive, and there may be additional risks that neither HVII nor ONE Nuclear presently know or that HVII and ONE Nuclear currently believe are immaterial. ONE Nuclear and HVII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made.

ONE Nuclear’s Commercial Agreements are Non-Binding

This communication contains descriptions of certain non-exclusive, key business relationships of ONE Nuclear, including with Rolls-Royce, Black & Veatch, FutureWorx, and other business partners. These descriptions are based on the ONE Nuclear management team’s discussions with such counterparties, the terms of certain existing non-binding collaboration agreements with such counterparties, and the latest available information and estimates as of the date of this communication. In each case, such descriptions are subject to negotiation and execution of definitive agreements with such counterparties, which have not been completed as of the date of this communication. As a result, such descriptions of key business relationships of ONE Nuclear, including with Rolls-Royce, Black & Veatch, and FutureWorx, remain subject to change, and there can be no assurance that definitive agreements with such business partners will be executed or, if executed, that the terms of such definitive agreements will not vary materially from those described herein.

Important Information for Investors and Shareholders

In connection with the Business Combination, HVII has filed with the SEC the Registration Statement, which includes a preliminary prospectus with respect to the securities to be issued in connection with the Business Combination and a proxy statement to be distributed to holders of HVII’s ordinary shares in connection with HVII’s solicitation of proxies for the vote by HVII’s shareholders with respect to the Business Combination and other matters described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, HVII plans to file the definitive Proxy Statement with the SEC and to mail copies to shareholders of HVII as of a record date to be established for voting on the Business Combination.

This communication does not contain all the information that should be considered concerning the Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that HVII may file with the SEC. Before making any investment or voting decision, investors and security holders of HVII and ONE Nuclear are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Business Combination as they become available because they will contain important information about ONE Nuclear, HVII and the Business Combination.

Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by HVII through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by HVII may be obtained free of charge from HVII’s website at https://www.hennessycapital7.com or by directing an email request to info@hennessycapitalgroup.com. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

HVII, ONE Nuclear and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from HVII’s shareholders in connection with the Business Combination. For more information about the names, affiliations and interests of HVII’s directors and executive officers, please refer to HVII’s Annual Report on Form 10-K filed with the SEC on March 6, 2026, and the Registration Statement, Proxy Statement and other relevant materials filed with the SEC in connection with the Business Combination from time to time. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of HVII’s shareholders generally, are included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This communication shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts

For Investors: Caldwell Bailey, ICR, Inc.

For Media: Matt Dallas, ICR, Inc.

onenuclear@icrinc.com